UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 24 August, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








For Immediate Release                                           24th August 2006


AIB ANNOUNCES SALE AND LEASEBACK OF 12 DUBLIN BRANCHES

Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has today announced the sale and leaseback of 12 of its Dublin Branches through advisers Hamilton Osborne King. All of the buildings will be leased back to AIB and continue to operate as branches.


AIB's sale and leaseback of a number of its premises, including its Head Office building in Ballsbridge, Dublin 4, enables the bank to free up capital and use it to support continuing strong customer loan demand.


The 12 branches to be sold and leased back to the bank are:


Artane                                             Dundrum

Clonskeagh Road                                    Dun Laoghaire

Crumlin Road                                       37/38 O'Connell Street

Dame Street                                        Ranelagh

Morehampton Road, Donnybrook                       Stillorgan

Drumcondra                                         Tallaght


                                     -Ends-


For further information please contact:

Alan Kelly                                 Maurice Tracey
General Manager, Group Finance             Group Investor Relations Manager
AIB Group                                  AIB Group
Bankcentre                                 Bankcentre
Ballsbridge                                Ballsbridge
Dublin 4                                   Dublin 4
Tel: +353-1-6600311 ext. 12162             Tel: +353-1-6600311 ext. 14191


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  24 August, 2006                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.